Volaris Reports April 2026 Traffic Results:

Load Factor of 85%

Mexico City, Mexico, May 6, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its April 2026 preliminary traffic results.

In April, Volaris’ ASM capacity decreased by 1.9%, while RPMs for the month grew 1.6%. Mexican domestic RPMs declined by 2.7%, while international RPMs increased 8.9%. Consolidated load factor increased by 2.9 percentage points year-over-year to 84.6%. During the month, Volaris transported 2.7 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “In April, demand remained resilient across both domestic and international markets, supported by strong Semana Santa and Spring Break travel periods. Amid elevated global jet fuel prices and as discussed during our first-quarter earnings call, we implemented targeted capacity reductions during the month—mostly in the domestic market, while prioritizing the higher-yielding transborder segment. We continue to execute our long-term strategy, while remaining disciplined and flexible in our capacity deployment.”

	Apr 2026	Apr 2025	Variance	YTD Apr 2026	YTD Apr 2025	Variance
RPMs (million, scheduled & charter)
Domestic	1,553	1,596	(2.7%)	5,936	6,132	(3.2%)
International	1,015	932	8.9%	4,234	3,858	9.7%
Total	2,568	2,528	1.6%	10,170	9,990	1.8%
ASMs (million, scheduled & charter)
Domestic	1,739	1,836	(5.3%)	6,661	6,944	(4.1%)
International	1,298	1,260	3.0%	5,316	4,889	8.7%
Total	3,037	3,096	(1.9%)	11,977	11,833	1.2%
Load Factor (%, RPMs/ASMs)
Domestic	89.3%	86.9%	2.4 pp	89.1%	88.3%	0.8 pp
International	78.2%	73.9%	4.3 pp	79.6%	78.9%	0.7 pp
Total	84.6%	81.6%	2.9 pp	84.9%	84.4%	0.5 pp
Passengers (thousand, scheduled & charter)
Domestic	2,003	1,967	1.8%	7,517	7,375	1.9%
International	694	649	6.9%	2,931	2,659	10.2%
Total	2,698	2,616	3.1%	10,447	10,034	4.1%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period performance or its year-over-year comparison will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

VFR: Visiting friends and relatives.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 244 and its fleet from 4 to 157 aircraft. Volaris offers around 500 daily flight segments on routes that connect 46 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.